October 8, 2021

Vaxxinity, Inc.

Registration Statement on Form S-1

CIK No. 0001851657

Ladies and Gentlemen:

Vaxxinity, Inc. (the “Company”) has filed today, via EDGAR, this letter and the Company’s Registration Statement on Form S-1 (the “Registration Statement”) for review by the staff (the “Staff”). This letter and the Registration Statement set forth the Company’s responses to the comments of the Staff contained in its letter dated September 30, 2021 (the “Comment Letter”), relating to Amendment No. 1 to the draft Registration Statement submitted to the SEC on September 16, 2021.

Registration Statement on Form S-1

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in these responses are to pages of the Registration Statement.

Our Solution, page 2

1.

Please revise your disclosure to explain what you mean by your product candidates have yielded “comparatively high” response rates, “high” target-specific antibodies against self-antigens and “relatively long” durations of action in clinical trials conducted to date. Please also revise your disclosure to provide the data from the preclinical and clinical studies that support this statement.

Response: The Company has revised its disclosure on pages 2, 105 and 140 to address the Staff’s comments.

2.

Please revise to remove the statement in the chart on pages 3 and 110 that your product candidates penetrate the BBB at a higher rate than mABs. It appears that this statement is based on a preclinical trial and the first part of a Phase 1 clinical trial of UB-312. It also appears that these trials were not head-to-head trials with mABs.

Response: The Company has revised the chart on pages 3 and 110 to address the Staff’s comments.

Use of Proceeds, page 78

3.

We note your revisions in response to prior comment 9. Please revise to disclose whether you will be able to complete your Phase 2 clinical trial for UB-311 with the proceeds from this offering and how far you expect to reach in the development of each of your other existing chronic disease product candidates and UB-612A with the proceeds from this offering.

Response: The Company has revised its disclosure on page 78 to address the Staff’s comments. The Company respectfully advises the Staff that the Company’s chronic disease program for anti-tau is included in the category “our Vaxxine Platform and new product candidates” in the Use of Proceeds, rather than being listed separately, because the Company has not yet identified a lead product candidate and has not determined the specific allocation of net proceeds to this program. The Company also respectfully advises the Staff that it has not yet determined which COVID-19 product candidate it will advance through a heterologous booster study and, until such determination is made, the Company cannot describe in any more specificity how far it expects the net proceeds from the offering to reach in the development of UB-612A or UB-612.

Gross Profit, page 92

4.

We note your discussion for the six months ended June 30, 2021 of gross profit percentage excluding the impairment of ELISA test inventory represents a non-GAAP measure. Please revise to include all of the disclosures required by Item 10(e) of Regulation S-K or modify the discussion to remove the non-GAAP measure.

Response: The Company has revised the disclosure on page 92 by removing the non-GAAP measure to address the Staff’s comments.

Business COVID-19 Program Development Strategy, page 142

5.

We note your disclosure that your preliminary data gives you reason to believe that UB- 612A could be meaningfully more effective than UB-612. Please revise to remove any implication that UB-612 is effective since it has yet to be approved.

Response: The Company has revised its disclosure on page 142 to address the Staff’s comments.

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Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Joseph D. Zavaglia at 212-474-1724.

Sincerely,

/s/ Joseph D. Zavaglia

Joseph D. Zavaglia

VIA EDGAR

Copy to:

René Paula Molina, General Counsel and Secretary

Vaxxinity, Inc.

1717 Main St, Ste 3388

Dallas, TX 75201

VIA E-MAIL